September 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akanda Corp.

Registration Statement on Form F-1, as amended

File No. 333-281945

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the representative of the several underwriters, hereby joins in the request of Akanda Corp. for acceleration of the effective date of the above-referenced registration statement on Form F-1, as amended (the “Registration Statement”), so that it becomes effective as of 9:00 a.m. Eastern Time on Monday, September 30, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Bradley Richmond
Name	Bradley Richmond
Title:	COO and Head of Investment Banking

[Signature Page to Underwriters’ Acceleration Request]